CEDAR FAIR, L.P.,

CANADA’S WONDERLAND COMPANY

MAGNUM MANAGEMENT CORPORATION

MILLENNIUM OPERATIONS LLC

June 3, 2020

VIA EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company, Magnum
Management Corporation and Millennium Operations LLC
Registration Statement on Form S-4 Filed May 21, 2020
File No.: 333-238545

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cedar Fair, L.P., Canada’s Wonderland Company, Magnum Management Corporation and Millennium Operations LLC request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on June 5, 2020, or as soon as possible thereafter.

We request that we be notified of such effectiveness by telephone call to Risë Norman of Simpson Thacher & Bartlett LLP at (212) 455-3080.

Very truly yours,

CEDAR FAIR, L.P.

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Secretary and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Treasurer, Chief Financial Officer and Director

MILLENNIUM OPERATIONS LLC

By:	Magnum Management Corporation, its Managing Member

By:	/s/ Brian C. Witherow
	Name:	Brian C. Witherow
	Title:	Treasurer, Chief Financial Officer and Director